File No. 70-9353


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                       ----------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 11
                                       TO
                                    FORM U-1
                       ----------------------------------


                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                               AEP RESOURCES, INC.
                            AEP ENERGY SERVICES, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

              Stephen P. Smith, Senior Vice President and Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                                      * * *

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)


      American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), AEP Energy Services, Inc., a wholly-owned non-utility subsidiary of AEP ("AEPES"), and AEP Resources, Inc., a wholly-owned non-utility subsidiary of AEP and an intermediate holding company of non-utility subsidiaries (collectively, with any new or successor intermediate holding company of non-utility subsidiaries, "Resources"), hereinafter sometimes collectively referred to as "Applicants", hereby amend the Application-Declaration in File No. 70-9353 as follows:

      1. By amending and restating Item 1 of the Application-Declaration:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

      A.    Background

      By orders issued in connection with File No. 70-8779 dated September 13, 1996 (HCAR No. 26572), September 27, 1996 (HCAR No. 26583), May 2, 1997 (HCAR
No. 26713), November 30, 1998 (HCAR No. 26947) and April 7, 1999 (HCAR No.
26998), the Commission authorized AEP to form direct or indirect nonutility subsidiaries to broker and market energy commodities, including electric power, natural and manufactured gas, emission allowances, coal, oil, refined petroleum products and natural gas liquids in the United States ("Commodities Business"). By order issued in connection with File No. 70-8779 dated August 19, 1999 (HCAR No. 27062), the Commission authorized AEP to engage in the Commodities Business in Canada.

      Pursuant to an order of the Commission issued in connection with File No. 70-7622 dated June 6, 1989 (HCAR No. 24898) and supplemental orders issued in connection with File No. 70-7622 dated October 8, 1993 (HCAR No. 25905) and February 4, 1994 (HCAR No. 25984), AEP obtained authorization to invest in Resources, whose primary business is development of, and investments in, exempt wholesale generators, foreign utility companies, qualifying cogeneration facilities and other energy-related domestic and international investment opportunities and projects.

      Pursuant to previous orders of the Commission issued in connection with this File No. 70-9353 (HCAR Nos. 26933, 27120, 27313 and 27432 dated November 2,
1998, December 22, 1999, December 21, 2000 and August 13, 2001, respectively, which orders are referred to collectively herein as the "Previous Orders"), Applicants were authorized to acquire in one or more transactions from time to time through December 31, 2003, non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities, that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with their duly authorized marketing, brokering and trading activities as more fully explained below. Applicants are authorized pursuant to the Previous Orders to invest up to $2.0 billion in such non-utility energy assets or in the equity securities of companies substantially all of whose physical properties consist of such non-utility energy assets.

      Pursuant to the authority granted by the Commission in the Previous Orders, Applicants have, among other things, acquired midstream gas assets, including intrastate pipeline systems in Louisiana and Texas, natural gas processing plants and storage facilities.

      B.    Summary of Proposed Transaction

      Applicants are now seeking approval to acquire in one or more transactions from time to time through June 30, 2004 (the "Authorization Period"), additional energy assets in Canada (which is a new request) as well as the United States, including, without limitation, oil (which is added here as a further descriptive term of the types of assets that were previously authorized) and natural gas exploration, development, production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with the Commodities Business.1

      Applicants request that the Commission reserve jurisdiction over the proposed transactions solely in respect of any proposed acquisition of Energy Assets or Energy Assets Subsidiaries ("State-Jurisdiction Acquisition"), pending in each case the receipt of the required state commission authorization and filing of a copy as a supplement to the record in this proceeding and the issuance of a supplemental order of the Commission authorizing the State-Jurisdictional Acquisition.

      Pursuant to the Previous Orders, Applicants were authorized to organize direct or indirect special purpose financing subsidiaries organized specifically for the purpose of financing any such acquisition ("Finance Subsidiaries"), which authority Applicants request continue throughout the Authorization Period. Applicants further request approval to invest up to an additional $2.0 billion, which, together with existing authority, would increase the aggregate amount that could be invested to $4.0 billion ("Investment Limitation") during the Authorization Period in such Energy Assets or in the securities of companies substantially all of whose physical properties consist of such Energy Assets ("Energy Assets Subs").2 This $4.0 billion amount is in addition to any amount that may be authorized under SEC File No. 70-10166.

      Applicants request that this Commission reserve jurisdiction over every request in this File other than to issue securities, including guarantees, necessary to refinance or support indebtedness or obligations (which obligations and corresponding guarantees are further described herein) incurred in connection with Energy Assets or Energy Assets Subs previously acquired pursuant to this File in an amount of up to $550 million3.

      Consistent with the Previous Orders, such Energy Assets or Energy Assets Subs may be acquired for cash or in exchange for common stock of AEP or other securities of Applicants or may include the assumption of debt of the seller of such Energy Assets or Energy Assets Subs, or any combination of the foregoing. Consistent with the Previous Orders, if common stock of AEP is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. Consistent with the Previous Orders, under no circumstances will Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the 1935 Act.

      Any Finance Subsidiary organized pursuant to this File shall be organized only if, in management's opinion, the creation and utilization of such Finance Subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for AEP.

      The ability to use finance subsidiaries or special purpose subsidiaries in financing transactions can sometimes offer increased state and/or federal tax efficiency. Increased tax efficiency can result if a finance subsidiary or special purpose subsidiary is located in a state or country that has tax laws that make the proposed financing transaction more tax efficient relative to the sponsor's existing taxing jurisdiction. For example, foreign finance subsidiaries, depending upon the identity of the borrowers, can often earn income that is not subject to current U.S. federal income taxation. However, decreasing tax exposure is usually not the primary goal when establishing a finance subsidiary or special purpose subsidiary. Because of the potential significant non-tax benefits of such transactions, discussed below, use of a financing subsidiary can benefit an issuer even without a net improvement in its tax position.

      Financing subsidiaries and/or special purpose subsidiaries can increase a company's ability to access new sources of capital by enabling it to undertake financing transactions with features and terms attractive to a wider investor base. Financing subsidiaries and/or special purpose subsidiaries can be established in jurisdictions and/or in forms that have terms favorable to its sponsor and that at the same time provide targeted investors with attractive incentives to provide financing. Many of these investors would not be participants in the sponsor's bank group, and they typically would not hold sponsor bonds or commercial paper. Thus they represent potential new sources of capital.

      One aspect of transactions involving finance subsidiaries or special purpose subsidiaries is that they can enable a more efficient allocation of risks among investors and the sponsor, resulting in a lower all-in financing rate. In a simple example, finance subsidiaries or special purpose subsidiaries can be used to securitize specific assets, or pools of assets, at reasonable-to-attractive rates. The financing cost could be lower because the assets may have a unique risk profile that is especially appealing to specific investors, or because the diversification achieved by pooling assets reduces the total level of risk.

      AEP will file, on a quarterly basis corresponding with the periodic reporting requirements of the Securities Exchange Act of 1934 ("1934 Act"), the information required pursuant to Rule 24 with respect to any Finance Subsidiary organized or otherwise acquired pursuant to this File. Such filings, if any, will include a representation that (1) the financial statements of AEP shall account for any Finance Subsidiary in accordance with U.S. generally accepted accounting principles and (2) it maintains sufficient internal controls to enable it to monitor the creation and use of any Finance Subsidiary and shall further disclose with respect to any such subsidiary (i) the name of the subsidiary; (ii) the value of AEP's investment account in such subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by AEP; (v) the type of corporate entity; (vi) the percentage owned by AEP; (vii) the identification of other owners if not 100% owned by AEP; (viii) the purpose of the investment in the subsidiaries; (ix) the amounts and types of securities to be issued by the subsidiaries; and (x) for any securities issued by any entity under the requested authority and next set forth on the balance sheet of the issuer, the terms and conditions of the securities. Regardless if any such duty to file is triggered, AEP maintains sufficient internal controls to enable it to monitor the creation and use of any such entity. To the extent any securities are issued by any entity pursuant to this File, which securities are not set forth on the balance sheet of the issuer, then the terms and conditions of such securities will be included in the applicable report filed pursuant to Rule 24.

      As this Commission has recognized in SEI Holdings, Inc., HCAR No. 26581 (September 26, 1996) and other decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. Gas marketers today must be able to offer their customers a variety of value-added, or "bundled" services, such as gas storage and processing, which the interstate pipelines offered prior to FERC Order 636.4 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the United States. Similarly, in order to compete with both pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers with which AEP's non-utility subsidiaries compete own substantial physical assets of the type described herein.

      Exploration, development, production, gathering, processing, and storage capacity would support Applicants' marketing activities by providing the opportunity to hedge the prices of future supplies of oil and natural gas against market fluctuations. Price volatility occurs due to fluctuations in supply and demand over periods as short as one day or seasonally. Storage and pipeline assets allow energy marketers to "bank" lower cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities. The integration of exploration, development, production, gathering, and storage assets offers energy marketers the opportunity to provide oil, gas and/or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

      Consistent with the Previous Orders, it is the intention of Applicants to add non-utility, marketing-related assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). Ultimately, it is the objective of Applicants to control a portfolio of Energy Assets or Energy Assets Subs that would provide Applicants with the flexibility and capacity to compete for sales in all major markets in the United States and, with the authorization of this Commission, Canada.

      With respect to investments and/or acquisitions in Canada, as in the United States, such Energy Assets or Energy Assets Subs would be incidental to and would assist Applicants and their subsidiaries (or any other energy marketing or brokering subsidiary hereafter acquired by Applicants) in connection with the Commodities Business in Canada. Approval of this portion of the request would be consistent with (i) the Commission's precedent authorizing the Commodity Business in Canada; (ii) the Commission's recognition of the integration of the North American energy market and the competitive benefits of allowing holding companies to transact the Commodity Business in Canada; and
(iii) recent trends in energy policy as reflected in legislative and administrative action taken by the United States Congress and U.S. regulatory authorities.5

      C.    Summary of Financing Proposals

      As indicated, Applicants wish to have the flexibility to acquire Energy Assets or Energy Assets Subs in cash transactions or in transactions in which the seller may wish to receive common stock or other securities of Applicants or may include the assumption of debt of the seller of such Energy Assets or Energy Assets Subs, or any combination of the foregoing. A seller of Energy Assets or Energy Assets Subs may, for example, wish to arrange a tax-free transaction in which it receives common stock of AEP. From the Applicants' perspective, having the flexibility to arrange a tax-free transaction may lower the seller's overall sales price. Pursuant to the Previous Orders, AEP was authorized to issue securities in order to finance the purchase of Energy Assets or Energy Assets Subs by AEP, Resources, AEPES and any existing or new, direct or indirect subsidiaries of either company (collectively, "Holding Subs"), in an aggregate amount not to exceed $2.0 billion, such securities to consist of any combination of (i) shares of common stock of AEP; (ii) borrowings by AEP from banks or other financial institutions under credit lines or otherwise; (iii) guarantees of indebtedness issued by any Holding Subs; or (iv) guarantees of securities issued by any Finance Subsidiary. Accordingly, in order to provide the maximum flexibility, AEP requests authorization to issue securities in the manner described in an aggregate amount, when added to all other outstanding securities issued to purchase Energy Assets or Energy Assets Subs under this File, would not exceed the new Investment Limitation.

      In turn, pursuant to the Previous Orders, the Holding Subs and any Finance Subsidiary were authorized to issue debt, equity or preferred securities of any type, including guarantees as appropriate, from time to time during the Authorization Period to finance acquisitions of Energy Assets or Energy Assets Subs. Applicants request that, to the extent not exempt under Rule 52 and/or Rule 45(b), such financing authority continue through the Authorization Period in an amount, when added to all other outstanding securities issued to purchase Energy Assets or Energy Assets Subs under this File, would not exceed the new Investment Limitation.

      The following financing parameters are consistent with the Previous Orders. The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application will not exceed the greater of (i) 500 basis points over the comparable term U.S. Treasury securities or (ii) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies.6 The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application will not exceed the greater of
(i) 350 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend rate on any series of preferred securities will not exceed the greater of (a) 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of preferred securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The maturity of unsecured indebtedness will not exceed 50 years. All preferred securities will be redeemed no later than 50 years after the issuance thereof. The total of
(i) any financings for which approval is requested above and (ii) any financings performed on an exempt basis under Rule 52 will not exceed the Investment Limitation. Any debt security issued to AEP to evidence loans by AEP will comply with the requirements of Rule 52(b)(2).

      AEP commits that its common equity (as reflected on the balance sheets contained in its most recent 10-K or 10-Q filed with the Commission pursuant to the 1934 Act) will be maintained at no less than 30% of its consolidated capitalization. Applicants further represent that, apart from the securities issued for the purpose of funding money pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon this file, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer, that are rated, are rated investment grade; and (iii) all outstanding securities of all the registered holding companies that are rated, are rated investment grade. For purposes of this condition, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act.

      AEP and the Holding Subs request authority to guarantee financial commitments, other than indebtedness, of any entity owning or operating Energy Assets entered into during the Authorization Period in connection with owning or operating Energy Assets, e.g., guaranteeing the completion of a construction contract, in an aggregate principal amount not to exceed the Investment Limitation outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b) (collectively, "Performance Guarantees"). Each guarantor proposes to charge each subsidiary a fee for each Performance Guarantee provided on its behalf that would not exceed the guarantor's cost of obtaining the liquidity necessary to perform the Performance Guarantee for the period of time the Performance Guarantee remains outstanding and the credit risk assumed by the guarantor. Certain of the Performance Guarantees may be in support of obligations of subsidiaries which are not capable of exact quantification. In such cases, Applicants will determine the exposure under such Performance Guarantee for purposes of measuring compliance with the Investment Limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. Such estimates will be reevaluated periodically and will be made in accordance with generally accepted accounting principles. Applicants represent that no Performance Guarantee issued pursuant to the authority set forth herein will be secured by any Utility Assets as such term is defined under the 1935 Act.

      Dividends Out of Capital.

      Rule 46 under the 1935 Act prohibits subsidiaries of registered holding companies, including the Holding Subs and the Energy Assets Subs, from declaring or paying dividends out of capital or unearned surplus. It is requested that the Holding Subs and the Energy Assets Subs be authorized to declare and pay dividends to their parent companies from time to time out of capital or unearned surplus to the extent permitted by applicable law.7 Resources and AEPES may then pay dividends to AEP to the extent that the dividend is based upon a (i) corresponding dividend paid to them out of capital or unearned surplus by a Holding Sub or Energy Assets Sub that is a direct subsidiary of Resources or AEPES, as the case may be, or (ii) Resources' or AEPES' direct or indirect ownership of an Energy Assets Sub.

      It is expected that situations will arise where the Holding Subs and/or Energy Assets Subs will have unrestricted cash available for distribution in excess of current and retained earnings, if any. Consequently, in these situations the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

      One such situation could result if a Holding Sub or Energy Assets Sub were to sell a portion or all of its assets or equity in a subsidiary to a third party for cash. It then would have substantial unrestricted cash available for upstream distribution, but (assuming no profit on the sale) would not have available current earnings and therefore could not, without prior Commission approval, declare and pay a dividend to the Applicants out of such cash proceeds. Applicants request the Commission to reserve jurisdiction over its request to pay dividends from capital or unearned surplus in situations other than described in this paragraph.

      Any dividend actually declared and paid by a Holding Sub or Energy Assets Sub out of capital or unearned surplus pursuant to the authority requested herein will conform to applicable law of the respective company's jurisdiction of organization and applicable covenant restrictions in loan or other financing agreements.

      The ability of the Holding Subs and Energy Assets Subs to use distributable cash to pay dividends ultimately to Resources or AEPES will benefit the AEP System by enabling Resources and AEPES to dividend the cash to AEP or to apply such amounts to the reduction or refinancing of outstanding bank borrowings and to fund operations of other AEP subsidiaries. In addition, since Energy Assets Subs will be engaged in activities described in this Application, the payment of dividends out of capital or unearned surplus by them or the Holding Subs will not adversely affect the financial integrity of the AEP System or jeopardize the working capital of AEP's Utility Subsidiaries within the contemplation of Section 12(c) of the 1935 Act. Similar authority was granted by the Commission in Entergy Corporation, HCAR No. 27039 (June 22, 1999), GPU International, Inc., HCAR No. 27023 (May 14, 1999) and Cinergy Corp., HCAR No. 26984 (March 1, 1999).

      D.    Other Matters

      In addition to the Rule 24 reports described herein on page 5, Applicants propose to report on a quarterly basis the amount of Energy Assets or Energy Assets Subs purchased or constructed in the preceding period and a brief description thereof. It is also proposed that the amount, type, and, if a debt security, the maturity and interest rate, of securities issued by AEP, any Holding Sub or Financing Subsidiary in connection with the acquisition of Energy Assets or Energy Assets Subs be made a part of such quarterly report filed pursuant to Rule 24, and that such reporting also be in lieu of any separate report on Form U-6B-2 for those financings that are performed on an exempt basis under Rule 52.

      E.    Applicable Rules

      Rules 45, 46 and 52 apply to this request.

      F.    Compliance with Rule 54

      Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

      AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a), except for clause
(1). At December 31, 2003, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.723 billion, or about 82.1% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2003 ($2.099 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

      AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

      The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges within the last year, AEP's consolidated retained earnings declined. The average consolidated retained earnings of AEP for the four quarterly periods ended December 31, 2003 was $2.099 billion, or a decrease of approximately 24.6% from the Company's average consolidated retained earnings for the four quarterly periods ended December 31, 2002 of $2.782 billion. AEP's "aggregate investment" in EWGs and FUCOs as of December 31, 2003 exceeded 2% of the total capital invested in utility operations.

      In the fourth quarter of 2003 AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"). AEP recorded a pre-tax impairment of $70 million on certain of its independent power projects ("IPPs") in the third quarter of 2003.

      AEP transferred its equity investments in Vale and Caiua to a co-owner in October 2003, has selected an advisor for the disposition of the UK Generation and has entered into agreements to sell (i) AEP's domestic coal business; (ii) four domestic IPPs; and (iii) certain gas pipelines, and continues to have periodic discussions with various parties on business alternatives for certain of its non-core investments. The ultimate timing for a disposition of one or more of these assets will depend upon market conditions and the value of any buyer's proposal.

      Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries8, their customers, or the ability of state commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP's retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

      As of December 31, 2003, AEP's consolidated capitalization consisted of 64.3% debt and 35.7% common and preferred equity (consisting of common stock representing 35.1%, and $137 million principal amount of preferred stock representing 0.6%).

      The ratio of common equity to total capitalization, net of securitization debt, of each of the AEP Utility Subsidiaries will continue to be maintained at not less than 30%. In addition, each of the AEP Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

      Since the date of the Rule 53(c) Order, there has been a decrease in AEP's consolidated equity capitalization ratio but it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the AEP Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for the AEP Utility Subsidiaries was as follows: Appalachian Power Company ("APCo"), A; Columbus Southern Power Company ("CSPCo"), A-; Indiana Michigan Power Company ("I&M"), A-; Kentucky Power Company ("KPCo"), A; Ohio Power Company ("OPCo"), A-; AEP Texas Central Company ("TCC"), A; Public Service Company of Oklahoma ("PSO"), AA-; Southwestern Electric Power Company ("SWEPCo"), AA-; and AEP Texas North Company ("TNC"), A. Ohio Valley Electric Company has no debt rating. AEP did not have a long-term debt rating as of December 31, 1999.

      As of December 31, 2003, S&P's rating of unsecured debt for AEP was BBB, and of secured debt for the AEP Utility Subsidiaries was as follows: APCo, BBB; CSPCo, BBB; I&M, BBB; KPCo, BBB; OPCo, BBB; TCC, BBB; PSO, BBB; SWEPCo, BBB; and TNC, BBB.

      2. Consolidated balance sheet and statements of income and cash flows of AEP at December 31, 2003 are incorporated herein by reference to AEP's Form 10-K for the period ended December 31, 2003, File No. 1-3525.)


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

            AMERICAN ELECTRIC POWER COMPANY, INC.
            AEP ENERGY SERVICES, INC.
            AEP RESOURCES, INC.


            By__/s/ Thomas G. Berkemeyer____
                        Assistant Secretary

Dated:  April 30, 2004


__________
1 The requested authority is consistent with Commission precedent. See
Alliant Energy Corporation, HCAR No. 27344 (Feb. 12, 2001) (authorizing investment in gas and oil exploration, production, gathering, processing, storage and transportation and facilities and related facilities in the U.S. and Canada); see also Emera Incorporated, HCAR No. 27445 (Oct. 1, 2001).

2 Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing or trading activities. To the extent necessary, Applicants request authorization to continue such activities in the event they acquire such companies.

3 Currently, an Energy Assets Sub is nearing completion of the construction of a 900 megawatt gas-fired generation facility near Plaquemine, Louisiana which is and will continue to be leased to the Energy Assets Sub. The facility is accounted for as an owned asset under a lease financing transaction and was included as indebtedness on the consolidated balance sheets of AEP as of December 31, 2003, as required by accounting principles generally accepted in the U.S. It is anticipated that AEP will guarantee the obligations of the Energy Assets Sub under the lease, i.e., approximately $550 million.

4 See FERC Order 636, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13270 (April 16,
1992).

5 See the Commission's analysis in HCAR No. 27062 (August 19, 1999) for a thorough discussion of the integration of North American energy markets.

6 See The Southern Company, HCAR No. 27134 (Feb. 9, 2000).

7 This authorization will not apply if any company becomes a 'public utility' as defined in the 1935 Act. 8 APCo, CSPCo, I&M, Kentucky Power Company ("KPCo"), OPCo, TCC, Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo"), and AEP Texas North Company (formerly West Texas Utilities Company) ("TNC", and collectively with APCo, CSPCo, KPCo, OPCo, TCC, PSO and SWEPCo, the "Utility Subsidiaries").